Legal Proceedings

Motors Liquidation Company

In June 2015, Guggenheim High Yield Fund became aware that it was named as a defendant in the case entitled Official Committee of Unsecured
Creditors of Motors Liquidation Company v. JPMorgan Chase Bank, N.A., et al., Adversary Proceeding No. 0900504 (Bankr.S.D.N.Y.). The lawsuit was initially filed in the United States Bankruptcy Court for the Southern District of New York on July 31, 2009 by the Official Committee of Unsecured Creditors of Motors Liquidation Company (fka General Motors) against the former holders of an approximately 1.5 billion term loan issued pursuant to a term loan agreement, dated as of November 29, 2006, between General Motors, as borrower, JPMorgan Chase Bank, N.A., as administrative agent (JPMorgan), and various institutions as lenders, including Guggenheim High Yield Fund (fka Security Income Fund High Yield Series). The term loan lenders received a full repayment of the term loan pursuant to a court order issued in connection with the General Motors chapter 11 bankruptcy filing on June 1, 2009. The plaintiffs are seeking a court order that the lenders return the proceeds received in 2009 based on the contention that the security interest held by the lenders was not properly perfected, and as a result the lenders were unsecured creditors at the time General Motors filed for bankruptcy.

This lawsuit does not allege any wrongdoing on the part of the Guggenheim
High Yield Fund and the Fund intends to vigorously defend the matter.
If the plaintiffs are successful, it is reasonably possible that the Guggenheim High Yield Fund will be required to make payments in some amount (but not likely to exceed approximately 1,000,000), although the Fund may file or otherwise be a party to a cross claim against a codefendant. At this stage of the proceedings, the Guggenheim High Yield Fund is unable to make a reliable predication as to the outcome of this lawsuit or the effect, if any, on the Funds net asset value. The Guggenheim High Yield Fund was not previously aware that it had been named as a defendant in this case because, in 2009, the Bankruptcy Court allowed the plaintiffs to refrain from serving any of the defendants other than JPMorgan with notice of the filing of the lawsuit.